The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 22, 2022

VIA EDGAR TRANSMISSION

Emily Rowland
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Rowland:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 17 to its Registration Statement on Form N-1A. PEA No. 17 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 15, 2022. The sole purpose of PEA No. 17 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the Evermore Global Value Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 17. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS
Cover Page
1.	Comment: Please remove the first two paragraphs, as the language is no longer required under Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

 Response: The Trust will make the requested change in the Amended Registration Statement.

2.	Comment: In the last paragraph, please spell out the defined term “SEC.”

  Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Fees and Expenses of the Fund
3.           Comment: Please bold the second sentence in the paragraph preceding the expenses and fees table.

Response: The Trust will make the requested change in the Amended Registration Statement.

4.           Comment: Please delete the last sentence in the paragraph preceding the expenses and fees table as it is duplicative.

Response: The Trust will make the requested change in the Amended Registration Statement.

5.            Comment: Please supplementally compare the management fee and total annual fund operating expenses between the Fund and the Predecessor Fund.

Response: The Trust supplementally confirms that the management fee for the Fund and the Predecessor Fund are identical at 0.99% of the Fund’s and Predecessor Fund’s average daily net assets. Similarly, the Adviser has contractually agreed to limit the amount of each of the Fund’s and the Predecessor Fund’s total annual operating expenses (excluding taxes, interest on borrowings, acquired fund fees and expenses, dividends on securities sold short, brokerage commissions, and other expenditures, which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of business) to 1.60% of each of the Fund’s and Predecessor Fund’s average daily net assets attributable to Investor Shares and to 1.35% of average daily net assets attributable to Institutional Shares through December 31, 2023. However, the greater efficiencies and economies of scale, as well as the shared expense structure upon the Fund’s reorganization into The RBB Fund Trust complex are expected to result in reduced “other expenses” as compared to the Predecessor Fund.

6.            Please confirm whether any dividend or interest expense associated with short sales should be included in the fee table.

Response: The Trust supplementally confirms that dividend or interest expenses from short sales at this time are not expected to be material. However, if warranted, the Trust will disclose related dividend or interest expenses from short sales as a separate line item in future registration statements.

Summary Section – Example
7.            Comment: In the second sentence, please add the word “hold” when referring to whether shares are redeemed or held at the end of the periods.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem your shares at the end of those periods.”

Summary Section – Principal Investment Strategies
8.            Comment: In the fourth paragraph, please add disclosure discussing how the Fund defines issuers located in foreign countries.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Fund determines where a company is located, and thus, whether a company is considered to be located in a foreign country by considering whether: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States.”

9.            Comment: In the fourth paragraph, please add disclosure that the Fund’s investments in foreign securities are denominated in foreign currencies.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Fund will invest at least 40% of its assets, and may invest up to 100% of its assets, in the securities of issuers located in various foreign countries, including both developed and emerging markets, whose securities may be denominated in foreign currencies.”

10.          Comment: If the Fund will be making significant investments in China then please add additional Item 4 and Item 9 disclosure, including a related risk factor.

Response: The Trust supplementally confirms that the Fund is not expected to make significant investments in China.

11.          Comment: If the Fund will invest in derivative instruments as part of its principal investment strategies then please provide further detailed disclosure concerning how the Fund uses derivative instruments to meet its objectives. Alternatively, remove references to derivative instruments in the Principal Investment strategies section.

Response: The Trust will revise the sixth paragraph of the section entitled “Fund Summary – Principal Investment Strategies” in the Amended Registration Statement as follows:

“The Fund may invest a portion of its assets in derivative instruments. These may include forward contracts, options and futures contracts. The Fund invests in derivatives primarily to hedge its exposure to changes in the values of foreign currencies, typically through the use of foreign currency derivatives, including forward foreign currency exchange contracts. A forward foreign currency exchange contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. ~~The Fund also seeks to hedge exposure to certain markets and securities.~~”

12.          Comment: In the ninth paragraph please list the industry or industries that the Fund expects to invest up to 25% of its assets.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Fund currently expects to invest a significant portion of its assets in the communication services, energy, financial, industrials, and information technology sectors, which means that the Fund will be more affected by the performance of such sectors than a fund that is not so significantly invested.”

13.          Comment: In the second sentence of the ninth paragraph please delete the phrase “of the market value.”

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Principal Investment Risks
14.          Comment: If the Fund is advised by or sold through an insured depository institution, please state that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Trust supplementally confirms that The Fund is not advised or sold through an insured depository institution.

15.          Comment: Please ensure the Principal Investment Risks are consistent with the risks listed in the section entitled “Additional Information about Investment Strategies and Risks of Investing in the Fund – Risks of Investing in the Fund.”

Response: The Trust will make the requested change in the Amended Registration Statement.

16.          Comment: Please rearrange the risk factors in order of importance, as it is unlikely that “Large Shareholder Purchase and Redemption Risk” is the most important risk affecting the Fund.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust will re-order the risk factors in alphabetical order.

17.          Comment: Please provide disclosure of the effects of Brexit within the “Foreign Securities” risk factor. Alternatively, please supplementally explain why it is not required.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Foreign Securities Risk. Securities of companies located outside the U.S. involve additional risks that can increase the potential for losses in the Fund to the extent that it invests in these securities. Investments in foreign securities may be affected by currency controls and exchange rates; different accounting, auditing, financial reporting, less publicly available information, and legal standards and practices; expropriation; changes in tax policy; greater market volatility; political, social or economic instability; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. Foreign securities in which the Fund invests may be traded in markets that close before the time that the Fund calculates its NAV. Furthermore, certain foreign securities in which the Fund invests may be listed on foreign exchanges that trade on weekends or other days when the Fund does not calculate its NAV. As a result, the value of the Fund’s holdings may change on days when shareholders are not able to purchase or redeem the Fund’s shares. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. These risks can increase the potential for losses in the Fund and affect its share price. To the extent that the Fund’s assets are significantly invested in a single country or geographic region, the Fund will be subject to the risks associated with that particular country or region.

In addition, on January 31, 2020, the United Kingdom (“UK”) officially withdrew from the European Union (“EU”), commonly referred to as “Brexit.” Following a transition period, the UK’s post-Brexit trade agreement with the EU went into effect on January 1, 2021. Until the economic effects of Brexit become clearer, and while a period of political, regulatory and commercial uncertainty continues, there remains a risk that Brexit may negatively impact the Fund’s investments and cause it to lose money. Any further withdrawals from the EU could cause additional market disruption globally.”

18.          Comment: Please add a risk factor for large-cap equity securities as these are mentioned in the Principal Investment Strategies section.

Response: The Trust will add the following risk factors in the Amended Registration Statement as shown below:

“Large Companies Risk. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. Large-capitalization companies may also be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes.”

19.          Comment: Please add the following sentence to the “Industry and Sector” risk factor: “The Fund may focus its investments in the following sectors:”.

Response: The Trust will make the requested change in the Amended Registration Statement.

20.          Comment: Please move the first sentence of the “Currency Exchange Rate” risk factor to the Principal Investment Strategy section.

Response: The Trust will revise the first and second sentences of the “Currency Exchange Rate” risk factor as shown below:

“~~Foreign securities may be issued and traded in foreign currencies. As a result,~~ The~~ir~~ values of foreign securities issued and traded in foreign currencies may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S.”

21.          Comment: Please modify the “Debt Securities Risk – Interest Rate” risk factor to reflect the current interest rate environment.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Interest Rate Risk. Over the past several years, the Federal Reserve has maintained the level of interest rates at or near historic lows. However, more recently, interest rates have begun to increase as a result of action that has been taken by the Federal Reserve, which has raised, and may continue to raise, interest rates. If interest rates rise, the Fund’s yield may not increase proportionately, and the maturities of fixed income securities that have the ability to be prepaid or called by the issuer may be extended. Changing interest rates may have unpredictable effects on the markets and the Fund’s investments. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities. The Fund may be exposed to heightened interest rate risk as interest rates rise from historically low levels. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.”

 22.         Comment: Please add more specificity to the “Derivative Investment” risk factor.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Derivative Investment Risk. Derivatives are subject to a number of risks, such as interest rate risk, market risk, credit risk, and foreign exchange risk. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund may lose more money than its initial investment in the derivative. A small investment in a derivative could have a relatively large positive or negative impact on the performance of the Fund, potentially resulting in losses to Fund shareholders. In addition, there is the risk that an investment in derivatives will not perform as anticipated, cannot be closed out at a favorable time or price, or will increase the Fund’s volatility; that derivatives may create investment leverage; that, when a derivative is used as a substitute or alternative to a direct cash investment, the transaction may not provide a return that corresponds precisely with that of the cash investment; or that, when used for hedging purposes, derivatives will not provide the anticipated protection, causing the Fund to lose money on both the derivatives transaction and the exposure the Fund sought to hedge. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments.”

23.          Comment: Please add additional disclosure concerning the potential for market manipulation in emerging markets:

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Emerging Market Risk. The risks of foreign investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. These risks include volatile currency exchange rates, periods of high inflation, increased risk of default, greater social, economic and political uncertainty and instability, less governmental supervision and regulation of securities markets, weaker auditing and financial reporting standards, lack of liquidity in the markets, and the significantly smaller market capitalizations of emerging market issuers. The information available about an emerging market issuer may be less reliable than for comparable issuers in more developed capital markets. In addition, investments in certain emerging markets are subject to an elevated risk of loss resulting from market manipulation and the imposition of exchange controls (including repatriation restrictions). The legal rights and remedies available for investors in emerging markets may be more limited than the rights and remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors in emerging markets may be limited.  Political and economic structures in emerging market countries may be less established and may change rapidly. These countries also are more likely to experience high levels of inflation, deflation or currency devaluation, which can harm their economies and securities markets and increase volatility. In fact, short-term volatility in these markets and declines of 50% or more are not uncommon. Restrictions on currency trading that may be imposed by emerging market countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.”

24.          Comment: If the Fund will be focusing its investment in a particular region, then please provide further disclosure in the “Principal Investment Strategies” section, and also modify the “Region” risk factor. Alternatively, please delete the “Region” risk factor.

Response: The Trust will add the following disclosure in the fourth paragraph beneath “Principal Investment Strategies” in  the Amended Registration Statement as shown below:

“The Fund may invest a significant percentage of its net assets in the securities of issuers located in the Europe.”

In addition, the Trust will replace the “Region” risk factor included in the “Principal Investment Risks” section in the Amended Registration Statement with the following:

“European Market Risk. The Fund has historically invested and may continue to invest a significant percentage of its net assets in European companies.  As such, the value of its investments will be affected by factors related to the European region and may fluctuate more widely than that of a fund that invests more broadly across geographic regions. The Fund may be particularly susceptible to risks relating to economic, political, regulatory or other events or conditions, including acts of war or other conflicts, affecting issuers and countries in Europe. Countries in Europe are often closely connected and interdependent, and events in one European country can have an adverse impact on, and potentially spread to, other European countries. In addition, private and public sector debt problems of a single EU country can pose economic risks to the EU as a whole. Furthermore, political, regulatory and commercial uncertainty resulting from the departure of the UK from the EU, commonly referred to as “Brexit,” may negatively impact the Fund’s investments in European companies.”

25.          Comment: Please delete the penultimate paragraph, as it is duplicative of the introductory paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Performance
26.          Comment: Please supplementally confirm that the performance of the Predecessor Fund has not been adjusted to reflect the expense structure of the Fund.

Response: The Trust supplementally confirms that the performance of the Predecessor Fund has not been adjusted to reflect the expense structure of the Fund.

27.          Comment: Please update the year-to-date return for the Fund to be for the calendar quarter ended September 30, 2022.

Response: The Trust will make the requested change in the Amended Registration Statement.

Additional Information about Investment Strategies and Risks of Investing in the Fund – Principal Investment Strategies
28.          Comment: Please delete the second sentence of the first paragraph, as it is duplicative.

Response: The Trust will make the requested change in the Amended Registration Statement.

29.          Comment: Please delete or modify the third and fourth sentences of the first paragraph, as this section should only discuss the principal investment strategies of the Fund.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“~~In seeking to achieve the Fund’s investment objective, the Fund’s portfolio management team may also invest in various types of securities and engage in various investment practices which are not the principal focus of the Fund and therefore are not described in this Prospectus~~. Additional information about ~~some of these~~ the Fund’s principal and non-principal investments and portfolio management techniques and their associated risks is included in the Fund’s Statement of Additional Information (“SAI”), which is available without charge, upon request by calling 866-EVERMORE (866-383-7667) or on the Adviser’s website at www.evermoreglobal.com.”

30.          Comment: Please delete the word “materially” in the second sentence of the second paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

31.          Comment: Please add a numerical descriptor to describe the percentage of the Fund’s investments in “family-controlled companies” in the first sentence of the fifth paragraph, as the word “significant” is vague.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Fund may invest ~~a significant percentage~~ up to 100% of its net assets in the securities of issuers it deems to be “family-controlled companies.”

32.          Comment: Please delete the word “e.g.” from the first sentence of the tenth paragraph, and instead specify which derivatives the Fund would use.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Fund also may use derivatives, principally ~~(e.g.,~~ options and futures~~)~~, which are investments whose value is determined by underlying securities, indices or reference rates.”

33.          Comment: Please insert the phrase “highly liquid” into the fourth sentence of the “Lending of Securities” paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Any cash collateral received by the Fund in connection with these loans may be invested in a variety of highly liquid short-term investments, either directly or indirectly through money market portfolios.”

34.         Comment: The last sentence of the sixth paragraph of the section entitled “Summary Section – Principal Investment Strategies” states that the Fund seeks to hedge exposure to certain markets and securities. Please provide additional disclosure relating to the markets and securities in which the Fund may hedge its exposure.

Response: The Trust will remove the last sentence of the sixth paragraph of the section entitled “Summary Section – Principal Investment Strategies” from the Amended Registration Statement.

Additional Information about Investment Strategies and Risks of Investing in the Fund – Risks of Investing in the Fund
35.          Comment:  Please update the first sentence of the sixth paragraph of the “Derivative Instrument” risk factor to reflect the current status of Rule 18f-4.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“Effective August 19, 2022, ~~In October 2020,~~ the Securities and Exchange Commission (the “SEC”) ~~adopted~~ implemented Rule 18f-4 under the Investment Company Act of 1940 Act, as amended (the “1940 Act”) providing for the regulation of a registered investment company’s use of derivatives and certain related instruments.”

36.          Comment: If the Fund will qualify as a limited derivatives user then please revise the third sentence of the sixth paragraph of the “Derivative Instrument” risk factor. Alternatively, delete the sentence if the Fund will not qualify as a limited derivatives user.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“~~Subject to certain conditions,~~ The Fund, as a limited derivatives user (as defined in Rule 18f-4), ~~however, are~~ is not subject to the full requirements of Rule 18f-4.”

37.          Comment: Please delete the last sentence of the sixth paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

38.          Comment: Please explain supplementally how the Fund will comply with new Rule 18f-4 under the 1940 Act, including, if applicable, its derivatives risk management program, the appointment of a derivatives risk manager, and the establishment of an outer limit on fund leverage risk based on either a relative or absolute VaR test.

Response: The Trust has adopted a Derivatives Risk Management Policy pursuant to Rule 18f-4 under the 1940 Act (“Rule 18f-4”). In accordance with the Trust’s policy, it is expected that the Fund will qualify for the exception available to a “limited derivatives user” under Rule 18f-4. Accordingly, the Fund has adopted and implemented written policies and procedures reasonably designed to manage its derivatives risks and expects to limit its derivatives exposure (as defined in Rule 18f-4) to 10% of its net assets. The Fund will test for compliance with aforementioned 10% threshold at least once each business day and is expected to comply with all other applicable provisions of Rule 18f-4, including the Board reporting and recordkeeping requirements.

39.          Comment: Please update the first sentence of the second paragraph of the “Market Events” risk factor.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. However, more recently, interest rates have begun to increase as a result of action that has been taken by the Federal Reserve, which has raised, and may continue to raise, interest rates.”

Additional Information about Investment Strategies and Risks of Investing in the Fund – Non-Principal Risks
40.          Comment: please provide additional disclosure to the “Large Company” risk factor.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below and move the applicable risk disclosure to the section entitled “Additional Information about Investment Strategies and Risks of Investing in the Fund—Risks of Investing in the Fund”:

“Large Companies Risk. Investments in large capitalization companies may underperform the markets as a whole. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. Large-capitalization companies may also be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes.”

Investment Adviser – Management Fees
41.         Comment: Please revise the third sentence to note that recoupment of any waived advisory fees or expenses paid on behalf of the Fund will only occur so long as the recouped amounts do not cause the Fund to exceed expense limitations in effect at either the time of the waiver or at the current expense limitation amount.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Adviser will be permitted to recoup, on a class by class basis, any fees it has waived or deferred or expenses it has borne pursuant to an expense limitation agreement to the extent that the Fund’s expenses (after any repayment is taken into account) do not exceed (i) expense limitations that were in effect at the time of the waiver or reimbursement, or (ii) the current expense limitations.”

42.          Comment: Please disclose if the Predecessor Fund was subject to an expense limitation agreement.

Response: The Trust will make the requested change in the Amended Registration Statement by adding the following language as shown below:

“The Adviser contractually agreed to limit expenses to the Predecessor Fund on the same terms and conditions as the Fund through December 31, 2023.”

Financial Highlights
43.          Comment: Please use consistent terminology in the column headings for the both the Investor Class and the Institutional Class for the six months ended June 30, 2022.

Response: The Trust will make the requested change in the Amended Registration Statement.

Other Information

44.          Comment: Please include a summary of the process for the bringing of derivative actions by shareholders.

Response: The Trust will add the following disclosure to the Amended Registration Statement as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust requires shareholders bringing a derivative action on behalf of the Fund to first make a pre-suit demand and also to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to claims arising under the federal securities laws.

45.         Comment: Please summarize the provision of the last paragraph of Article IV Section 3(a) of the Trust’s Amended and Restated Agreement and Declaration of Trust  in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Amended and Restated Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees  shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust will add the requested disclosure in the Amended Registration Statement as shown below:

“The Fund’s Amended and Restated Agreement and Declaration of Trust provides that the Fund’s Trustees are subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if (i) the Trust were a Delaware corporation, (ii) the Shareholders were shareholders of such Delaware corporation, and (iii) the Trustees were directors of such Delaware corporation, and that such modified duties are instead of any fiduciary duties to which the Trustees would otherwise be subject.  Without limiting the generality of the foregoing, all actions and omissions of the Trustees are evaluated under the doctrine commonly referred to as the “business judgment rule,” as defined and developed under Delaware law, to the same extent that the same actions or omissions of directors of a Delaware corporation in a substantially similar circumstance would be evaluated under such doctrine.  Notwithstanding the foregoing, the provisions of the Fund’s Amended and Restated Agreement and Declaration of Trust and its By-Laws, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto of a Trustee otherwise applicable under the foregoing standard or otherwise existing at law or in equity, replace such other duties and liabilities of such Trustee. In addition, nothing in the Fund’s Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws when and to the extent such terms are deemed inconsistent with the federal securities laws.”

STATEMENT OF ADDITIONAL INFORMATION
Fundamental Investment Policies/Restrictions
46.          Comment: Please revise the Fund’s sixth fundamental investment restriction by deleting the phrase “of the market value” and adding the phrase “or group of industries.”

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“6. Purchase any securities which would cause 25% or more ~~of the market value~~ of its total assets at the time of such purchase to be invested in the same industry or group of industries.”

47.          Comment: Please revise the first sentence of the Fund’s non-fundamental policy by replacing the phrase “securities which are not readily marketable” with the phrase “illiquid investments.”

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“1. Invest more than 15% of its net assets in ~~securities which are not readily marketable~~ illiquid investments.”

Investment Strategies and Risks - Borrowing
48.          Comment: In the first sentence of the third paragraph, please delete the phrase “and are considered by the SEC to be permitted ‘senior securities.’”
Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“In addition to borrowings that are subject to 300% asset coverage ~~and are considered by the SEC to be permitted “senior securities,”~~, the Fund is also permitted under the 1940 Act to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets at the time when the loan is made.”

49.          Comment: Please delete the last five paragraphs.

Response: The Trust will make the requested change in the Amended Registration Statement.

Investment Strategies and Risks – Derivative Instruments
50.          Comment: Please delete the fourth paragraph.

Response: The Trust will make the requested change in the Amended Registration Statement.

PART C
Item 28
51.          Comment: Please provide a consent from the Predecessor Fund’s independent registered public accounting firm.

Response: The Trust supplementally confirms that a consent from the Predecessor Fund’s independent registered public accounting firm will be submitted as part of the Amended Registration Statement.

Signature Page
52.          Comment: Please identify the Trust’s principal financial and accounting officer.

Response: The Trust will make the requested change in the Amended Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	David Marcus, Evermore Global Advisors, LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP